UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

UNIVERSAL INSURANCE HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
91359V107
(CUSIP Number)
Bradley I. Meier c/o Universal Insurance Holdings, Inc. Attention: Janet Conde 1110 W. Commercial Blvd. Fort Lauderdale, Florida 33309 Tel: (954) 958-1200 Fax: (954) 958-1202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91359V107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley I. Meier
2. Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)

Inapplicable
3. SEC Use Only

4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	3,133,873

	8. Shared Voting Power	None

	9. Sole Dispositive Power	3,133,873

	10. Shared Dispositive Power	3,133,873

11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,133,873
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)
8.8%
14. Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D/A
RELATING TO THE COMMON STOCK OF
UNIVERSAL INSURANCE HOLDINGS, INC.

INTRODUCTION

This Amendment No. 13 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the “Commission”) dated February 10, 2005 (the “Original 13D”).  The Original 13D was amended by Amendment No. 1 to Schedule 13D filed with the Commission dated May 5, 2005; Amendment No. 2 to Schedule 13D filed with the Commission dated August 24, 2007; Amendment No. 3 to Schedule 13D filed with the Commission dated December 20, 2007; Amendment No. 4 to Schedule 13D filed with the Commission dated April 18, 2008; Amendment No. 5 to Schedule 13D filed with the Commission dated May 20, 2009; Amendment No. 6 to Schedule 13D filed with the Commission dated May 27, 2010; Amendment No. 7 to Schedule 13D filed with the Commission dated June 22, 2012; Amendment No. 8 to Schedule 13D filed with the Commission dated April 1, 2013; Amendment No. 9 to Schedule 13D filed with the Commission dated May 23, 2013; Amendment No. 10 to Schedule 13D filed with the Commission dated August 1, 2013; Amendment No. 11 to Schedule 13D filed with the Commission dated December 11, 2013; and Amendment No. 12 to Schedule 13D filed with the Commission dated January 2, 2014.  Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment Nos. 1-12.

ITEM 1. SECURITY AND ISSUER.

Unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

Unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to include the following information:

Amendment No. 13 relates to Bradley I. Meier’s conversion of 8,000 shares (the “Shares”) of Series M Convertible Preferred Stock of Universal Insurance Holdings, Inc. (the “Company”) into 40,000 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

Unchanged.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Following the conversion of the Shares described in Item 3 above, Mr. Meier beneficially owns an aggregate of 3,133,873 shares of Common Stock (which includes options to purchase 450,000 shares of Common Stock exercisable within 60 days hereof and 10,000 shares of Common Stock issuable upon conversion of Series M Preferred Stock), which represents beneficial ownership of approximately 8.8% of the outstanding shares of Common Stock. This percentage is based on 35,111,172 shares of Common Stock outstanding as of October 31, 2013.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Unchanged.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Unchanged.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2014
By: /s/Bradley I. Meier Name: Bradley I. Meier